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                                                        Exhibit (a)(12)

WASHINGTON, D.C., February 18, 1999 - Marriott International, Inc. (MAR/NYSE) said today that it has successfully completed its tender offer to purchase all outstanding public shares of common stock of ExecuStay Corporation (EXEC/NASDAQ) for $14.00 per share. ExecuStay Corporation is the second largest provider of leased corporate apartments in the United States.

As of the expiration of the offer, 3,603,504 shares of ExecuStay stock had been validity tendered and not withdrawn in the offer (including those shares tendered pursuant to guaranteed delivery procedures), all of which will be accepted by Marriott. Marriott expects to pay for the shares tomorrow, Friday, February 19, 1999.

In addition, prior to the commencement of the tender offer, Marriott entered into agreements with certain stockholders of ExecuStay Corporation who have agreed not to participate in the tender offer and to exchange an aggregate of 4,565,890 shares of ExecuStay common stock for shares of ExecuStay non-voting preferred stock, after the close of the tender offer. In the merger, the ExecuStay non-voting preferred stock will be exchanged for shares of Marriott International, Inc. common stock. After giving effect to this planned transaction, the 3,603,504 shares of ExecuStay common stock tendered will represent approximately 98.2% of the outstanding shares of ExecuStay common stock. As a result of the tender offer, ExecuStay Corporation will merge into a subsidiary of Marriott International using the short-form procedures of the Maryland General Corporate Law.

Marriott expects to complete the merger by the end of March.

MARRIOTT INTERNATIONAL, INC. is a leading worldwide hospitality company with over 1,800 operating units in the United States and 52 other countries and territories. Marriott's lodging business includes hotels and vacation ownership (timeshare) resorts operated and franchised under the Marriott, Ritz-Carlton, Residence Inn, Courtyard, TownePlace Suites, Fairfield Inn, SpringHill Suites, Ramada International and Marriott Vacation Club International brands. Other businesses include senior living communities and services, and food service distribution. The company is headquartered in Washington, D.C. and has approximately 133,000 employees. In fiscal year 1998, Marriott International reported total sales of $8.0 billion.

Contact: Tom Marder, Corporate Relations, 301-380-2553


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